UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

March 31, 2023

Date of Report (date of earliest event reported)

GIGCAPITAL5, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-40389	86-1728920
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcardero Rd., Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value, and one redeemable warrant	GIA.U	New York Stock Exchange
Common Stock, par value $0.0001 per share	GIA	New York Stock Exchange
Redeemable warrants, each full warrant exercisable for one share of common stock for an exercise price of $11.50 per share	GIA.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As disclosed in a Current Report on Form 8-K that GigCapital5, Inc., a Delaware corporation (the “Company”), filed on March 28, 2023 with the U.S. Securities and Exchange Commission (the “SEC”), the Company’s stockholders approved an amendment (the “IMTA Amendment”) to its Investment Management Trust Agreement (the “IMTA”), dated September 23, 2021, as amended on September 23, 2022, with Continental Stock Transfer & Trust Company (“CST”), as trustee. The IMTA Amendment extends the date by which the Company must consummate a business combination transaction from March 28, 2023 (the date which is 18 months from the closing date of the Company’s initial public offering of units (the “IPO”)) on a monthly basis up to six (6) times until September 28, 2023, as described in the Definitive Proxy Statement on Form DEF 14A as filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 14, 2023 (the “Definitive Proxy Statement”).

As disclosed in a Current Report on Form-K that the Company filed on September 29, 2021 in connection with its IPO, the Company previously entered into (i) a Letter Agreement, dated September 23, 2021, with the Sponsor (as defined below) (the “Sponsor Letter Agreement”), and (ii) a Letter Agreement, dated September 23, 2021, with each of its officers and directors (the “Insider Letter Agreement”). On March 28, 2023, the parties amended each of the Sponsor Letter Agreement and the Insider Letter Agreement (the “Amendment to the Sponsor Letter Agreement” and the “Amendment to the Insider Letter Agreement”, respectively) to extend certain rights and obligations of the parties thereto until September 28, 2023 (or the date which is 24 months following the IPO).

The foregoing descriptions of the Amendment to the Sponsor Letter Agreement and the Amendment to the Insider Letter Agreement do not purport to be complete and are qualified in the entirety by reference to the full text of the Amendment to the Sponsor Letter Agreement and the Amendment to the Insider Letter Agreement, copies of which are filed herewith as Exhibit 10.1 and Exhibit 10.2 to this report and incorporated herein by reference.

About GigCapital5

GigCapital5 is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase reorganization or similar business combination with one or more businesses or entities. While GigCapital5’s efforts to identify a target business may span many industries, the focus of GigCapital5’s search is for prospects within the technology, media and telecommunications, aerospace and defense, advanced medical equipment, intelligent automation and sustainable industries. GigCapital5 was sponsored by GigAcquisitions5, LLC, which was founded by GigFounders, LLC, each a member entity of GigCapital Global, and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses.

On December 8, 2022, GigCapital5 entered into a Business Combination Agreement (the “Business Combination Agreement”) with QTI Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of GigCapital5 (“Merger Sub”), and QT Imaging, Inc., a Delaware corporation (“QT Imaging”) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”). Pursuant to the terms of the Business Combination Agreement, Merger Sub will merge with and into QT Imaging (the “Merger”), with QT Imaging as the surviving company in the Merger (the “Surviving Corporation”), and after giving effect to the Merger, the Surviving Corporation will be a wholly owned subsidiary of GigCapital5, which will be renamed as QT Imaging Holdings, Inc. (“QTI Holdings”).

Forward-Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of GigCapital5 and QT Imaging may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations of the management of QT Imaging with respect to the business and prospects of QT Imaging and the QTscan® and other products of QT Imaging, the benefits of the proposed Business Combination, the plans, expectations and intentions of QT Imaging and GigCapital5, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination and the future performance of QT Imaging, including the anticipated impact of the proposed Business Combination on this performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of GigCapital5 and QT Imaging and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of GigCapital5, QT Imaging and QTI Holdings to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed Business Combination and the Business Combination Agreement; (3) the inability to complete the proposed Business Combination, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the Proxy Statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect QTI Holdings or the expected benefits of the proposed Business Combination or due to failure to obtain approval of the stockholders of GigCapital5 and QT Imaging or other conditions to closing; (4) the amount of redemption requests made by GigCapital5’s stockholders; (5) the impact of the COVID-19 pandemic on (x) the parties’ ability to consummate the proposed Business Combination and (y) the business of QT Imaging and QTI Holdings; (6) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed Business Combination; (7) the inability to obtain or maintain the listing of QTI Holdings’ common stock on the New York Stock Exchange or any other Exchange following the proposed Business Combination; (8) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (9) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of QTI Holdings to grow and manage growth profitably and retain its key employees; (10) costs related to the proposed Business Combination; (11) changes in applicable laws or regulations; (12) the demand for QT Imaging’s and QTI Holdings’ services together with the possibility that QT Imaging or QTI Holdings may be adversely affected by other economic, business, and/or competitive factors; (13) risks and uncertainties related to QT Imaging’s business, including, but not limited to, the ability of QT Imaging to increase sales of its output products in accordance with its plan; (14) risks related to the rollout of QT Imaging’s business and the timing of expected business milestones; (15) the effects of competition on QT Imaging’s business; (16) changes in domestic and foreign business, market, financial, political, and legal conditions; and (17) other risks and uncertainties included in (x) the “Risk Factors” sections of the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC by GigCapital5 and (y) other documents filed or to be filed with the SEC by GigCapital5. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. GigCapital5 and QT Imaging do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Additional Information and Where to Find It

In connection with the proposed Business Combinations, on February 14, 2023, GigCapital5 filed with the SEC the Registration Statement, including a preliminary Proxy Statement to be distributed to holders of GigCapital5 Common Stock in connection with GigCapital5’s solicitation of proxies for the vote by GigCapital5’s stockholders with respect to the Business Combination and the other matters as described in the Registration Statement and a prospectus relating to the offer of the securities to be issued to the stockholders of QT Imaging in connection with the Business Combination. After the Registration Statement has been filed and declared effective, GigCapital will mail a definitive Proxy Statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Proxy Statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about GigCapital5, QT Imaging and the proposed Business Combination. Such persons can also read GigCapital5’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K for

more information on the security holdings of its officers and directors and their respective interests as security holders in the consummation of the Transactions described in this Current Report. The Proxy Statement and Registration Statement and GigCapital5’s other reports can be obtained, without charge, at the SEC’s web site (www.sec.gov) and on GigCapital5’s website at www.gigcapital5.com.

Participants in the Solicitation

GigCapital5, QT Imaging, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of GigCapital5 stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of GigCapital5’s directors and officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GigCapital5’s stockholders in connection with the proposed business combination will be set forth in the Proxy Statement for the proposed Business Combination when available. Information concerning the interests of GigCapital5’s and QT Imaging’s equity holders and participants in the solicitation, which may, in some cases, be different than those of GigCapital5’s and QT Imaging’s equity holders generally, will be set forth in the Proxy Statement relating to the proposed Business Combination when it becomes available. GigCapital5 stockholders, potential investors and other interested persons should read the Proxy Statement carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This Current Report will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits

Exhibit Number

10.1	Amendment to Insider Letter Agreement, dated March 28, 2023

10.2	Amendment to Sponsor Letter Agreement, dated March 28, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2023

By:	/s/ Dr. Raluca Dinu
Name:	Dr. Raluca Dinu
Title:	Chief Executive Officer, President, Secretary, and Director

Exhibit 10.1

March 28, 2023

GigCapital5, Inc.

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

Re: Amendment to the Insider Letter Agreement dated as of September 23, 2021

Ladies and Gentlemen:

On September 23, 2021, GigCapital5, Inc., a Delaware corporation (the “Company”), Interest Solutions, LLC, a Delaware limited liability company, (the “ICR”), the undersigned individual insiders of GigCapital5, Inc. (collectively, with ICR, the “Insiders”) and Wells Fargo Securities, LLC and William Blair & Company, L.L.C., as representatives (the “Representatives”) of the several underwriters, entered into that certain letter agreement (this “Insider Letter Agreement”), relating to an underwritten initial public offering of 23,000,000 units (the “Units”), each Unit consisting of one share of the Company’s common stock, par value $0.0001 per share and one redeemable warrant to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment. Capitalized terms used herein but not defined in context are defined in the Letter Agreement.

The Company, the Insiders, and the Representatives desire to amend certain provisions of the Insider Letter Agreement by executing this amendment (“Amendment”) and hereby agree as follows:

1. Section 1(b) of the Insider Letter Agreement is hereby amended and restated in its entirety to read as follows:

(b) the undersigned hereby agrees not to propose for a stockholder approval any amendment to the Amended and Restated Certificate of Incorporation that would (i) affect the substance or timing of the Company’s obligation to redeem 100% of the Offering Shares if the Company does not complete a Business Combination within 18 months of the closing of the IPO (or up to 24 months if the period to complete a Business Combination is extended as set forth in the Company’s Amended and Restated Certificate of Incorporation), or (ii) alter its provisions relating to the Company’s pre-Business Combination activity or the related stockholders’ rights prior to the consummation of such Business Combination, unless, in each case, the Company provides the holders of any Offering Shares with the opportunity to redeem their Offering Shares upon the approval of any such amendment. Such redemption must be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of franchise and income taxes payable by the Company), divided by the number of then outstanding Offering Shares; and

2. Section 2 of the Insider Letter Agreement is hereby amended and restated in its entirety to read as follows:

2. If the Company fails to consummate a Business Combination within 18 months of the completion of the IPO (or up to 24 months if the period to complete a Business Combination is extended as set forth in the Company’s Amended and Restated Certificate of Incorporation), or such other time period as may be set forth in the Amended and Restated Certificate of Incorporation, the undersigned will cause the Company to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the Offering Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (which interest shall be net of taxes payable by the Company and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Offering Shares, which redemption will completely extinguish the holders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in the cases of clauses (ii) and (iii) to the Company’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law.

3. Section 3 of the Insider Letter Agreement is hereby amended and restated in its entirety to read as follows:

3. Each of the undersigned hereby waives any and all right, title, interest or claim of any kind the undersigned may have in the future in or to any distribution of the Trust Account and any remaining assets of the Company as a result of, or arising out of, any contracts or agreements with the Company and will not seek recourse against the Trust Account for any reason whatsoever; provided, that the foregoing waiver shall not apply with respect to liquidating distributions from the Trust Account made in connection with any Offering Shares purchased by the undersigned or its Affiliates during the IPO or on the open market after the completion of the IPO if the Company fails to complete a Business Combination within 18 months of the closing of the IPO (or up to 24 months if the period to complete a Business Combination is extended as set forth in the Company’s Amended and Restated Certificate of Incorporation). Each of the undersigned acknowledges and agrees that there will be no distribution from the Trust Account with respect to any of the Offering Warrants, all rights of which will terminate upon the Company’s liquidation.

4. The Insider Letter Agreement, as amended hereby, shall be and remain in full force and effect in accordance with its respective terms and hereby is ratified and confirmed in all respects. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as a waiver of, or as an amendment of, any right, power, or remedy of the parties under the Letter Agreement, as in effect prior to the date hereof. This Amendment may not be amended, modified or waived as to any particular provision, except by a written instrument executed by all parties hereto.

5. This Amendment shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed within the State of New York, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction.

6. This Amendment shall be binding on the undersigned and such person’s respective successors, heirs, personal representatives and assigns.

7. This Amendment may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. The words “execution,” signed,” “signature,” and words of like import in this Letter Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

[Signature Page Follows]

Very truly yours,

/s/ Raluca Dinu
Dr. Raluca Dinu,

President, Chief Executive Officer, Secretary, and Director of GigCapital5, Inc.

/s/ Avi S. Katz
Dr. Avi S. Katz, Executive Chairman of the Board of Directors of GigCapital5, Inc.

/s/ Dorothy D. Hayes
Dorothy D. Hayes, Director of GigCapital5, Inc.

/s/ Raanan Horowitz
Raanan Horowitz, Director of GigCapital5, Inc.

INTEREST SOLUTIONS, LLC

/s/ John Sorenson
By: John Sorensen
Title: Chief Operating Officer

Accepted and agreed this 28th day of March, 2023.

GIGCAPITAL5, INC.

/s/ Raluca Dinu
By: Dr. Raluca Dinu, Chief Executive Officer and President

WELLS FARGO SECURITIES, LLC

/s/ Elizabeth Alvarez
By: Elizabeth Alvarez Title: Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

/s/ Bryan P. Finkel
By: Bryan P. Finkel Title: Managing Director

[Signature page to Amendment to Insider Letter Agreement]

Exhibit 10.2

March 28, 2023

GigCapital5, Inc.

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

Re: Amendment to the Letter Agreement dated as of September 23, 2021

Ladies and Gentlemen:

On September 23, 2021, GigCapital5, Inc., a Delaware corporation (the “Company”), GigAcquisitions5, LLC, a Delaware limited liability company (the “Sponsor”), and Wells Fargo Securities, LLC and William Blair & Company L.L.C., as representatives (the “Representatives”) of the several underwriters, entered into that certain letter agreement (this “Sponsor Letter Agreement”), relating to an underwritten initial public offering of 23,000,000 units (the “Units”), each Unit consisting of one share of the Company’s common stock, par value $0.0001 per share and one redeemable warrant to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment. Capitalized terms used herein but not defined in context are defined in the Letter Agreement.

The Company and the Representatives desire to amend certain provisions of the Sponsor Letter Agreement by executing this amendment (“Amendment”) and hereby agree as follows:

1. Section 1(b) of the Sponsor Letter Agreement is hereby amended and restated in its entirety to read as follows:

b) the Sponsor hereby agrees not to propose for a stockholder approval any amendment to the Amended and Restated Certificate of Incorporation that would (i) affect the substance or timing of the Company’s obligation to redeem 100% of the Offering Shares if the Company does not complete a Business Combination within 18 months of the closing of the IPO (or up to 24 months if the period to complete a Business Combination is extended as set forth in the Company’s Amended and Restated Certificate of Incorporation), or (ii) alter its provisions relating to the Company’s pre-Business Combination activity or the related stockholders’ rights prior to the consummation of such Business Combination, unless, in each case, the Company provides the holders of any Offering Shares with the opportunity to redeem their Offering Shares upon the approval of any such amendment. Such redemption must be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of franchise and income taxes payable by the Company), divided by the number of then outstanding Offering Shares; and

2. Section 2 of the Sponsor Letter Agreement is hereby amended and restated in its entirety to read as follows:

2. The Sponsor hereby waives any and all right, title, interest or claim of any kind the Sponsor may have in the future in or to any distribution of the Trust Account and any remaining assets of the Company as a result of, or arising out of, any contracts or agreements with the Company and will not seek recourse against the Trust Account for any reason whatsoever; provided, that the foregoing waiver shall not apply with respect to liquidating distributions from the Trust Account made in connection with any Offering Shares purchased by the Sponsor or its Affiliates during the IPO or on the open market after the completion of the IPO if the Company fails to complete a Business Combination within 18 months of the closing of the IPO (or up to 24 months if the period to complete a Business Combination is extended as set forth in the Company’s Amended and Restated Certificate of Incorporation). The Sponsor acknowledges and agrees that there will be no distribution from the Trust Account with respect to any of the Offering Warrants, all rights of which will terminate upon the Company’s liquidation.

3. The Sponsor Letter Agreement, as amended hereby, shall be and remain in full force and effect in accordance with its respective terms and hereby is ratified and confirmed in all respects. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as a waiver of, or as an amendment of, any right, power, or remedy of the parties under the Sponsor Letter Agreement, as in effect prior to the date hereof. This Amendment may not be amended, modified or waived as to any particular provision, except by a written instrument executed by all parties hereto.

4. This Amendment shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed within the State of New York, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction.

5. This Amendment shall be binding on the undersigned and such person’s respective successors, heirs, personal representatives and assigns.

6. This Amendment may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. The words “execution,” signed,” “signature,” and words of like import in this Letter Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

[Signature Page Follows]

Very truly yours,

GIGACQUISITIONS5, LLC

/s/ Avi S. Katz
By: Dr. Avi S. Katz, Manager

Accepted and agreed this 28th day of March, 2023.

GIGCAPITAL5, INC.

/s/ Dr. Raluca Dinu
By: Dr. Raluca Dinu, Chief Executive Officer, President, and Secretary

WELLS FARGO SECURITIES, LLC

/s/ Elizabeth Alvarez
By: Elizabeth Alvarez
Title: Managing Director

WILLIAM & BLAIR COMPANY, L.L.C.

/s/ Brian P. Finkel
By: Brian P. Finkel
Title: Managing Director

[Signature page to Amendment to Sponsor Insider Letter]